SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
Commission file number 2-84723
SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
(Full Title of the Plan)
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, New Jersey 07033
(Name of Issuer of Securities Held Pursuant to the Plan and Address of Principal Executive Offices)

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of Schering-Plough Employees’ Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Schering-Plough Employees’ Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such schedule is the responsibility of the Plan’s management.  This schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2008

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2007	2006
ASSETS:

Investments – at fair value:

Vanguard Mutual Funds	$1,820,360	$1,645,374
Schering-Plough Stock Fund	422,749	372,003
Loans to Participants	30,611	26,865

Total investments	2,273,720	2,044,242

Receivables:

Employer contributions	345	109
Participant contributions	125	118

Total receivables	470	227

Net assets available for benefits	$2,274,190	$2,044,469

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	For the Years Ended
	December 31,
	2007	2006
ADDITIONS:

Investment income:

Dividend income, Vanguard Mutual Funds	$124,583	$100,079
Dividend income, Schering-Plough Stock Fund	3,906	3,527
Interest income, Loans to Participants	2,302	1,856
Net appreciation in fair value of investments	6,251	138,033

Net investment income	137,042	243,495

Contributions:

Employer contributions	76,654	70,047
Participant contributions	134,912	120,975

Total contributions	211,566	191,022

Total additions	348,608	434,517

DEDUCTIONS:

Benefits paid to participants	118,887	156,151

Increase in Net Assets	229,721	278,366

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	2,044,469	1,766,103

End of year	$2,274,190	$2,044,469

The accompanying notes are an integral part of these Financial Statements.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AT AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006
1. DESCRIPTION OF PLAN
The following description of the Schering-Plough Employees’ Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan maintained for the benefit of a majority of United States employees of Schering-Plough Corporation and its participating subsidiaries (Schering-Plough). Schering-Plough Corporation acquired Organon BioSciences N.V. (OBS) on November 19, 2007. The U.S. subsidiary of OBS maintains a separate defined contribution plan. Generally, all employees who are not covered by the OBS plan are eligible to participate in the Plan on the date of employment. Schering Corporation, a subsidiary of Schering-Plough, is the Plan Sponsor (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participant Contributions
Salary Deferral Contributions – For each Plan year, participants may contribute from 1 percent to 50 percent of annual eligible compensation, up to an annual maximum amount as defined by the Internal Revenue Service.
Voluntary Contributions – Participants may voluntarily elect to contribute from 1 percent to 20 percent of their annual eligible compensation as after-tax contributions.
In no event can a participant’s Salary Deferral Contributions and Voluntary Contributions exceed 50 percent of the participant’s annual eligible compensation. Any excess participant contributions are returned to the participant.
Employer Contributions
Non-Elective Contributions – Schering-Plough makes a Non-Elective Contribution equal to 3 percent of the annual eligible compensation for all employees who are eligible to participate in the Plan regardless of whether an employee has elected to make Salary Deferral Contributions.
Matching Contributions – For the employees who elect to make Salary Deferral Contributions to the Plan, Schering-Plough makes matching contributions (dollar-for-dollar) up to 2 percent of annual eligible compensation.
Participant Accounts and Vesting
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and earnings thereon and charged with withdrawals and losses.

Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately.
Investment Options
Participants may direct contributions into any of the following investment options managed by the Vanguard Fiduciary Trust Company (Vanguard), a wholly-owned subsidiary of the Vanguard Group, Inc. (the Trustee):
     Money Market Fund
•	Vanguard Treasury Money Market Fund
     U.S. Stock Funds
•	Vanguard 500 Index Fund Investor Shares (terminated September 7, 2007)

•	Vanguard 500 Index Fund Signal Shares (effective September 8, 2007)

•	Vanguard Explorer Fund Investor Shares

•	Vanguard U.S. Growth Fund Investor Shares

•	Vanguard Windsor Fund Investor Shares
     International Stock Fund
•	Vanguard International Growth Fund Investor Shares
     Bond Funds
•	Vanguard Intermediate-Term Investment-Grade Fund Investor Shares
•	Vanguard Short-Term Investment-Grade Fund Investor Shares
     Balanced Funds (Stocks and Bonds)
•	Vanguard LifeStrategy Conservative Growth Fund

•	Vanguard LifeStrategy Growth Fund

•	Vanguard LifeStrategy Income Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	Vanguard Wellington Fund Investor Shares
Participants may also direct contributions to the:
Schering-Plough Stock Fund – This fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may direct up to a maximum investment election of 50 percent of all contributions into this fund or allocate no more than 50 percent of the value of their accounts at the time of reallocation to this fund.
Repayment of Loans – Participants may borrow against their participant account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans). Loan transactions are treated as a transfer between the investment funds and the loans to participants. The participant’s account balance would be reduced in the event of default. Participant loans bear fixed-interest rates as determined to be reasonable by the Schering-Plough Employee Benefits Committee (the Committee). The fixed-interest rates for participant loans outstanding during 2007 and 2006 ranged from 5 percent to 11.5 percent. Participant loans are repayable over periods not to exceed 5 years, except loans relating to a principal residence, which are repayable over a period not to exceed 20 years. An outstanding loan balance must be repaid within 60 days following the termination of the participant’s employment with Schering-Plough. Any outstanding balance remaining thereafter would be treated as a taxable distribution.
Payment of Benefits
Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Schering-Plough common stock (with respect to amounts invested in the Schering-Plough Stock Fund); or (4) certain combinations of the foregoing. Participants whose account balances exceed $5,000 can elect to defer the receipt of their accounts up to age 70 1/2.
Small Benefits Payment – Notwithstanding the foregoing, if a participant’s account, at the date of distribution, equals $1,000 or less, the participant’s account is paid in a lump-sum. In the absence of a distribution election, the distribution of a participant’s account balance in excess of $1,000 but not greater than $5,000 (excluding the value of any portion attributable to a rollover account), will be transferred directly to an Individual Retirement Account (IRA) at the Trustee.
In-Service Withdrawals – Distribution of all or a portion of a participant’s account, prior to termination of employment, may be granted by the Sponsor in the case of financial hardship. Active participants may be able to take in-service distributions from accounts transferred to the Plan from the Schering-Plough Employees’ Profit-Sharing Incentive Plan, which merged into the Plan during 2004. Active participants may elect to withdraw all or a portion of their accounts at any time after age 70.
Amendments to the Plan
Effective 2007, the Plan was amended to: (1) permit participants to roll over their after-tax contributions to a defined benefit plan or a 403(b) plan that separately accounts for such contributions, as required under the Pension Protection Act of 2006; (2) delete references to certain correction methods under section 415 of the Internal Revenue Code as required by applicable regulations; and (3) to remove references to certain accounts under the Plan that had been distributed in their entirety.
2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting and Presentation
The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” The standard defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  The standard is effective for the Plan beginning with its year ending December 31, 2008.  The adoption of this standard is not expected to have a material impact on the Plan’s statement of assets available for benefits or statement of changes in assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of Vanguard Mutual Funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant’s account value is expressed in units of participation rather than number of shares of the Company’s common stock. These unit values are derived from quoted market prices of the Company’s common stock.
The closing market prices of the Company’s common stock at December 31, 2007 and December 29, 2006 were $26.64 and $23.64, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Dividends recorded in the Schering-Plough Stock Fund are reinvested in Schering-Plough common stock units unless an election is made by the participant to receive these dividends in cash.
Vanguard Mutual Fund management fees are deducted by Vanguard from the daily net asset values of its funds and are not separately reflected. Consequently, these management fees serve to reduce the investment return for these funds.
The net appreciation or depreciation in the fair value of investments consists of realized gains or losses and changes in unrealized gains or losses of these investments during the year. Realized gains or losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in fair values of the investments during the reported periods.
Loans to participants are carried at the outstanding loan balance, which does not differ materially from fair value.
Withdrawals and Benefit Payments
Withdrawals and benefit payments are recorded when paid. There were no benefits payable as of December 31, 2007 and 2006.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.
Forfeitures
Forfeited amounts are used to reduce future Company contributions.
Risks and Uncertainties
The Plan provides for various investment options (see Note 1 for Investment Options). Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risks associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
3.  PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of whole or part termination of the Plan as defined under the Plan, the rights of the affected participants to their accounts under the Plan as of the date of the termination or discontinuance shall be non-forfeitable. Upon such termination of the Plan, the total amount in each affected participant’s account would be distributed to the participant as permitted by applicable law or continued in the Schering-Plough Employees’ Savings Plan Trust (the Trust) for the participant’s benefit, as the Committee shall direct.
4.   FEDERAL INCOME TAX STATUS
The Plan received a favorable determination letter dated May 30, 2003 issued by the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (IRC), and that the Trust of the Plan is exempt from taxation under Section 501(a) of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan has been amended since receiving the determination letter. However, the Plan’s tax counsel believes that the Plan continues to be designed in material compliance with the applicable requirements of the IRC, and the Plan Administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the IRC.

5.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the participant’s payment of interest and principal on participant loans. These transactions qualify as permitted party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2007 and 2006, the total market value of investments in the mutual funds managed by Vanguard was $1.82 billion and $1.65 billion, respectively.
Certain Plan investments are shares of the Company’s common stock. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2007 and 2006, the total market value of investments in the Schering-Plough Stock Fund was $423 million and $372 million, respectively. As of December 31, 2007 and 2006, the Plan held 882,935 and 874,972 units, respectively, of the Schering-Plough Stock Fund. During the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $3.9 million and $3.5 million, respectively, from the Schering-Plough Stock Fund.
Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.
All plan administration expenses are paid by the Sponsor.

6.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
During 2007 and 2006, investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
	(dollars in thousands)
*Schering-Plough Stock Fund	$47,609	$43,835
*Vanguard 500 Index Fund Investor Shares**	7,671	30,813
*Vanguard International Growth Fund Investor Shares	4,355	11,170
*Vanguard U.S. Growth Fund Investor Shares	3,359	382
*Vanguard LifeStrategy Growth Fund	2,824	5,715
*Vanguard LifeStrategy Moderate Growth Fund	1,749	3,405
*Vanguard 500 Index Fund Signal Shares**	1,454	—
*Vanguard Wellington Fund Investor Shares	890	13,274
*Vanguard LifeStrategy Conservative Growth Fund	843	1,571
*Vanguard Intermediate-Term Investment-Grade Fund Investor Shares	433	(257)
*Vanguard LifeStrategy Income Fund	403	537
*Vanguard Short-Term Investment-Grade Fund Investor Shares	403	209
*Vanguard Explorer Fund Investor Shares	(7,636)	(1,404)
*Vanguard Windsor Fund Investor Shares	(58,106)	28,783

Net appreciation in fair value of investments	$6,251	$138,033

*	Party-in-interest to the Plan.

**	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

7.   INVESTMENTS
The following investments represented 5 percent or more of the Plan’s net assets available for benefits at:

	December 31
	2007	2006
	(dollars in thousands)
*Schering-Plough Stock Fund, 882,935 and 874,972 units, respectively	$422,749	$372,003

*Vanguard Windsor Fund Investor Shares, 22,847,171 and 20,779,923 shares, respectively	358,929	387,338

*Vanguard 500 Index Fund Signal Shares, 2,486,883 shares**	277,636	—

*Vanguard Wellington Fund Investor Shares, 7,731,883 and 6,939,267 shares, respectively	252,214	225,040

*Vanguard Treasury Money Market Fund, 240,053,905 and 210,057,453 shares, respectively	240,054	210,057

*Vanguard Explorer Fund Investor Shares, 2,585,798 and 2,384,354 shares, respectively	184,083	178,135

*Vanguard International Growth Fund Investor Shares, 7,414,505 and 5,458,038 shares, respectively	184,028	130,229

*Vanguard 500 Index Fund Investor Shares, 1,977,479 shares**	—	258,239

*	Party-in-interest to the Plan.

**	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

SCHERING-PLOUGH EMPLOYEES’ SAVINGS PLAN
Form 5500, Schedule H, Part IV, Line 4 i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2007
Employer Identification Number: 22-1261880
Plan Number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor or	Description of investment including maturity date,		Current
	Similar Party	rate of interest, collateral, par or maturity value	Cost	Value
				(dollars in
				thousands)
*	Vanguard	Windsor Fund Investor Shares	**	$358,929

*	Vanguard	500 Index Fund Signal Shares***	**	277,636

*	Vanguard	Wellington Fund Investor Shares	**	252,214

*	Vanguard	Treasury Money Market Fund	**	240,054

*	Vanguard	Explorer Fund Investor Shares	**	184,083

*	Vanguard	International Growth Fund Investor Shares	**	184,028

*	Vanguard	LifeStrategy Growth Fund	**	73,296

*	Vanguard	LifeStrategy Moderate Growth Fund	**	55,148

*	Vanguard	Intermediate-Term Investment-Grade Fund Investor Shares	**	50,907

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	49,004

*	Vanguard	U.S. Growth Fund Investor Shares	**	44,506

*	Vanguard	LifeStrategy Conservative Growth Fund	**	28,963

*	Vanguard	LifeStrategy Income Fund	**	21,592

		Total Vanguard Mutual Funds		1,820,360

*	Schering-Plough Corporation	Schering-Plough Stock Fund	**	422,749

*	Various participants	Outstanding Loan Balance (interest rates ranging from 5.00% to 11.50%, maturing from 1 to 20 years)	**	30,611

		Total		$2,273,720

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

***	On September 8, 2007, the balance from the Vanguard 500 Index Fund Investor Shares was transferred to Vanguard 500 Index Fund Signal Shares.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Schering-Plough Employees’ Savings Plan
Date: June 27, 2008	By:	/s/ Vincent Sweeney
		Name:	Vincent Sweeney
		Title:	Plan Administrator